Exhibit 12.1

Ratio of earnings to fixed charges

including interest on deposits

	Fiscal year ended December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS	2003 IR GAAP
Fixed charges
Interest expense	5,922	3,929	2,621	1,946	1,676
Operating lease rentals	74	46	37	37	42

Total fixed charges	5,996	3,975	2,658	1,983	1,718

Earnings
Income before tax and minority interest	2,508	2,615	1,706	1,396	987
Less; unremitted income of associated undertakings and joint ventures	(72)	(123)	(108)	(95)	(48)

Total earnings	2,436	2,492	1,598	1,301	939

Fixed charges	5,996	3,975	2,658	1,983	1,718
Earnings before fixed charges	8,432	6,467	4,256	3,284	2,657
Ratio of earnings to fixed charges	1.406	1.627	1.601	1.656	1.547

Ratio of earnings to fixed charges excluding interest on deposits
	Fiscal year ended December 31,
	2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS	2003 IR GAAP
Fixed charges
Interest expense	5,922	3,929	2,621	1,946	1,676
Less; deposit interest	(3,934)	(2,760)	(1,944)	(1,582)	(1,490)
Operating lease rentals	74	46	37	37	42

Total fixed charges	2,062	1,215	714	401	228

Earnings
Income before tax and minority interest	2,508	2,615	1,706	1,396	987
Less; unremitted income of associated undertakings and joint ventures	(72)	(123)	(108)	(95)	(48)

Total earnings	2,436	2,492	1,598	1,301	939

Fixed charges	2,062	1,215	714	401	228
Earnings before fixed charges	4,498	3,707	2,312	1,702	1,167
Ratio of earnings to fixed charges	2.181	3.051	3.238	4.244	5.118